Mail Stop 3561

January 22, 2010

Trudy F. Sullivan
President and Chief Executive Officer
The Talbots, Inc.
One Talbots Drive
Hingham, MA 02043

>   **Re: The Talbots, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed January 21, 2010**
>   **File No. 333-163955**

Dear Ms. Sullivan:

　　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Combined Financial Information, page 18

1.   We note Adjustment (D) to your pro forma balance sheet, which records the issuance of Talbots common stocks and warrants to BPW stockholders and warrant holders. Please revise to clarify how you calculated the amount of the adjustments.

Opinion Rendered by Financo to the BPW Board of Directors, page 48

2.   We partially reissue comment 14 from our letter dated January 15, 2009. Please
        revise to identify the range for each calculation of the selected comparable
        companies and precedent transactions derived by Financo. We note the
        disclosure, for example, on page 51 that Financo derived and compared "the ratio
        of the company's TEV on December 4, 2009, to LTM earnings before interest and
        taxes, and the ratio of the company's closing price per common share on
        December 4, 2009, to LTM earnings per share."

3.   We partially reissue comment 13 from our letter dated January 15, 2009. Please
        identify the "selected range of multiples" that Financo applied to corresponding
        metrics of Talbots to derive a reference range for implied enterprise value for both
        the comparable companies analysis and the precedent transactions analysis.

4.   We reissue comment 11 from our letter dated January 15, 2009. We note that
        Financo has provided the implied value of Talbots as a whole. However, it
        continues to remain unclear how this information relates to the value placed upon
        the shares to be issued in this transaction, which has been disclosed on a per share
        basis. Please revise to clarify.

Exhibits

5.   Your legality opinion states that you are admitted to the bar of the state of New
        York. Please provide the basis for this statement, as it appears to place a
        limitation on the opinion.

6.   We reissue comment 17 from our letter dated January 15, 2009. The fee letter
        appears to be a part of the GE Capital Commitment Letter and therefore should be
        filed as an exhibit.

*****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Richard T. O'Connell, Jr.
        Fax: (914) 934-9136

        Morton A. Pierce
        Ivan Presant
        Fax: (212) 259-6333